Filed by Fortune Brands, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: General Binding Corporation

Commission File Number: 0-2604

ACCO World Corporation has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-124946) containing the definitive proxy statement/prospectus-information statement regarding the proposed transaction. Investors are urged to read the definitive proxy statement/prospectus-information statement which contains important information, including detailed risk factors. The definitive proxy statement/prospectus-information statement and other documents filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the definitive proxy statement/prospectus-information statement.

THE FOLLOWING IS A PRESS RELEASE OF FORTUNE BRANDS, INC. DATED JULY 29, 2005.

NEW RELEASE NEW RELEASE NEW RELEASE

Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, IL 60069

Contact: Media Relations: Clarkson Hine (847) 484-4415	InvestorRelations: TonyDiaz (847) 484-4410

FORTUNE BRANDS ANNOUNCES DETAILS FOR COMPLETION OF

ACCO WORLD CORPORATION SPIN-OFF

•	Spin-off and Share Distribution Expected on August 16, 2005
•	Record Date of August 9, 2005
•	Fortune Brands Shareholders to Receive One ACCO Brands Corporation Share for Approximately Every 4.32 Shares of Fortune Brands Stock

Lincolnshire, IL, July 29, 2005 – Fortune Brands, Inc. (NYSE: FO) today announced that the spin-off of its ACCO World Corporation office products business is expected to close on August 16, 2005, subject to satisfaction of remaining contingencies.

Under terms of the spin-off, Fortune Brands will distribute all its shares of ACCO World Corporation to its stockholders by means of a share dividend. As previously announced, at the time of the spin-off ACCO will merge with General Binding Corporation (NASDAQ: GBND) to create a leading global supplier of branded office products. The combined company, to be named ACCO Brands Corporation, will be an independent, publicly traded company listed under the symbol “ABD” on the New York Stock Exchange.

The terms of the share dividend are as follows:

•	Fortune Brands will distribute to the shareholders of Fortune Brands one share of ACCO Brands common stock for approximately every 4.32 shares of Fortune Brands common stock outstanding on August 9, 2005, the record date for the distribution. The actual share ratio will be determined at the time of the distribution.
•	The distribution is expected to occur on August 16, 2005.
•	No fractional shares of ACCO Brands common stock will be issued. ACCO Brands shareholders will receive cash in lieu of any fractional shares. While the distribution of full shares will not be taxable to U.S. shareholders, the cash received for a fractional share will generally be taxable.
•	Shareholders of Fortune Brands common stock will retain all of their shares of Fortune Brands. Any holder of Fortune Brands common stock who sells shares on or before the distribution date will also be selling their entitlement to receive shares of ACCO Brands Corporation in the spin-off. Shareholders of Fortune Brands are encouraged to consult with their financial advisors regarding the specific implications of selling Fortune Brands common stock before the spin-off.

No action is required by Fortune Brands shareholders to receive their ACCO Brands common stock. Fortune Brands shareholders will not be required to pay anything other than taxes on fractional shares. Fortune Brands shareholders who hold Fortune Brands common stock as of the record date will receive a book-entry account statement reflecting their ownership of ACCO Brands common stock or their brokerage account will be credited for the shares.

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ACCO World Corporation has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-124946) containing the definitive proxy statement/prospectus-information statement regarding the proposed transaction. Investors are urged to read the definitive proxy statement/prospectus-information statement which contains important information, including detailed risk factors. The definitive proxy statement/prospectus-information statement and other documents which have been filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the definitive proxy statement/prospectus-information statement.

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About Fortune Brands

Fortune Brands, Inc. is a $7 billion leading consumer brands company. Its operating companies have premier brands and leading market positions in home and hardware products, spirits and wine, golf equipment and office products. Home and hardware brands include Moen faucets, Aristokraft, Schrock, Diamond and Omega cabinets, Therma-Tru door systems, Master Lock padlocks and Waterloo tool storage sold by units of Fortune Brands Home & Hardware, Inc. Jim Beam Brands Worldwide, Inc. is the company’s spirits and wine business. Major spirits and wine brands include Jim Beam and Knob Creek bourbons, Sauza tequila, Canadian Club whisky, Courvoisier cognac, DeKuyper cordials, Starbucks™ Coffee Liqueur, Laphroaig single malt Scotch, Vox vodka and Clos du Bois and Geyser Peak wines. Acushnet Company’s golf brands include Titleist, Cobra and FootJoy. Office brands include Swingline, Wilson Jones, Kensington and Day-Timer sold by units of ACCO World Corporation. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index and the MSCI World Index.

To receive company news releases by e-mail, please visit www.fortunebrands.com.

About ACCO World Corporation

The ACCO World Corporation unit of Fortune Brands is a world leader in branded office products. With leading brands including Swingline, Wilson Jones, Kensington, Day-Timer, Boone, Apollo and Rexel, the company’s innovative products help people work more efficiently, more comfortably and more productively than ever before. ACCO’s annual sales exceed $1.1 billion. The company is headquartered in Lincolnshire, IL.

About General Binding Corporation

General Binding Corporation (GBC) is a world leader in products that bind, laminate, and display information enabling people to accomplish more at work, school and home. GBC’s products are marketed in over 100 countries under the GBC, Quartet, and Ibico brands. These products are designed to help people enhance printed materials and organize and communicate ideas. The company is headquartered in Northbrook, IL.

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